September 29, 2006

Room 4561

Alan Barry Litwin
President and Chief Executive Officer
Hummingbird Ltd.
1 Sparks Avenue
Toronto, Ontario, Canada
M2H 2W1

> **RE: Hummingbird Ltd**
> **Form 40-F for Fiscal Year Ended September 30, 2005**
> **File No. 0-23464**

Dear Mr. Litwin:

      We have reviewed your response to our letter dated September 19, 2006 in connection with our review of the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Year Ended September 30, 2005

Note 1 - Description of the Business, Basis of Presentation and Significant Accounting Policies

b) Significant Accounting Policies

x) Revenue recognition

Prior Comments no. 2 and 3

1. We note from your responses to comments no. 2 and 3 that for certain of the Company's business units VSOE for post-contract customer ("PCS") support is

based on a consistent historical percentage between first year PCS support and net license sale value to the customer.   It is not evident from your response how the Company is establishing VSOE for post-contract customer support when a renewal rate is not stated in the arrangement. Explain the following as it relates to establishing VSOE for PCS based on "historical transactions":

- Provide us the PCS revenue for fiscal years 2003 through 2005 and if possible the PCS revenue for which VSOE was established based on historical transactions;
- Explain what you mean by "net license sale value";
- Are the historical transactions referred to in your response the historical renewal rates for PCS or the contractual rate stated in the arrangement for the first year of PCS;
- Tell us how you considered location, customer type and product type in evaluating historical transactions to establish VSOE for PCS;
- Explain what you mean by "…this percentage was consistent for at least 80% of the transactions;
- Tell us the range of historical renewal rates that was utilized by the Company to conclude that VSOE of fair value exists for PCS;
- Tell us the method used to sample historical renewal rates to determine the range used to establish VSOE for PCS; and
- Explain how you allocate revenue to PCS when the stated contractual rate in an arrangement falls outside the historical range.

Provide a detailed example of a transaction and how the Company allocates the arrangement fee to license and PCS, when a renewal rate is not stated in the arrangement.

2. We note from your response to comment no. 3 that he Company's business units and geographic regions establish VSOE for services and training based on historical sales. It is not evident from your response how the Company has established VSOE for services and training. Provide the following as it relates to the Company's methods for establishing VSOE for services and training:

- Provide us the services and training revenue for fiscal years 2003 through 2005;
- The Company's method of sampling historical transactions;
- Explain what you mean by a "consistent selling price" for services and training i.e. does this mean that the selling price is the same for each transaction or is there a range of prices;
- Explain how you allocate revenue to services and training when the stated rate in an arrangement falls outside the historical range; and
- Tell us how you considered location, customer type and product type in evaluating historical transactions to establish VSOE for services and training.

Provide a detailed example of a transaction and how the Company allocates the arrangement fee to license and PCS, when a renewal rate is not stated in the arrangement.

3. You indicate in response to comment no. 3 that the Company applies EITF 00-21 to determine if the deliverable represent separate units of accounting and if the elements can be separated, software elements are accounted for pursuant to SOP 97-2 and other elements are accounted for under SAB 104. Explain the authoritative literature applied when elements can not be separated.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief